Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS
(Amounts in thousands of dollars, except ratios)

	Six Months Ended June 30, 2010		Years Ended December 31,
			2009	2008		2007		2006		2005
Earnings Available for Fixed Charges:
Income (loss) before income taxes (a)	$33,352		$(567,770)	$41,809		$91,956		$101,361		$97,013

Add:
Interest Expense (a)	$8,481		$18,187	$19,832		$16,587		$6,291		$4,110
Amortization of debt-related expenses	979		2,380	1,932		1,723		559		920
Appropriate portion of rents (b)	3,771		9,297	7,306		5,400		4,280		3,640
Total Fixed Charges	13,231		29,864	29,070		23,710		11,130		8,670
Earnings available for fixed charges	$46,583		$(537,906)	$70,879		$115,666		$112,491		$105,683

Fixed Charges:
Interest Expense (a)	$8,481		$18,187	$19,832		$16,587		$6,291		$4,110
Amortization of debt-related expenses	979		2,380	1,932		1,723		559		920
Appropriate portion of rents (b)	3,771		9,297	7,306		5,400		4,280		3,640
Total Fixed Charges	$13,231		$29,864	$29,070		$23,710		$11,130		$8,670

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (c)	3.52	x	NM	2.44	x	4.88	x	10.11	x	12.19	x

NM indicates the metric is not meaningful

(a)
Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of June 30, 2010, the Company had accrued interest related to unrecognized tax benefits of $0.6 million.

(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(c)
Earnings for the year ended December 31, 2009 are inadequate to cover fixed charges and earnings available for fixed charges must be approximately $29.9 million in order to attain a ratio of earnings to fixed charges and preferred dividends of one-to-one.